April 29, 2008

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Attention:	John Cash,
Accounting Branch Chief

Re:	Alcoa Inc.

Form 10-K for the Year Ended December 31, 2007

File No. 001-03610

Filed February 15, 2008

Dear Mr. Cash:

On behalf of Alcoa Inc. (the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 15, 2008 (the “Comment Letter”) relating to the Form 10-K for the year ended December 31, 2007 (file no. 001-03610) (the “2007 10-K”), filed by the Company on February 15, 2008. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations – General, page 25

1.	We note you disclosed but did not quantify several factors, including offsetting factors, that impacted your results of operations during the most recent period. Please revise future filings to quantify the impact that factors you identify had on your results.

Response: In response to the Staff’s comment, in future filings, the Company will quantify additional factors that impact our results of operations to the extent practicable. The

John Cash

April 29, 2008

Company respectfully advises the Staff that not all factors identified are able to be quantified due to the cost of determining the exact amount of impact that the individual factors have on our results of operations outweighing the benefits to the users of the financial statements. The Company does list factors that impact the results of operations in order of magnitude, beginning with the most significant, when explaining the results of operations in our filings. The Company wishes to advise the Staff that the Company specifically addressed this comment in Management’s Discussion and Analysis of the Results of Operations beginning on page 23 of the Company’s Form 10-Q for the quarterly period ended March 31, 2008, which was filed on April 24, 2008.

Critical Accounting Policies and Estimates – Asset Retirement Obligations, page 38

2.	We note your disclosure of an estimated range of conditional asset retirement obligations per structure, if those structures were required to be demolished. To enable users of your financial statements to understand the potential magnitude of such obligations, please revise future filings to also disclose the number of structures for which you are unable to reasonably estimate an asset retirement obligation due to an undeterminable settlement date. Also, please consider revising future filings to disclose the carrying value of your AROs by asset type, such as treatment of spent pot lining, reclamation of bauxite residue areas, mine reclamation, landfill closure and restoration of leased spaces.

Response: In response to the Staff’s comment, in future annual filings, the Company will disclose the number of structures for which we are unable to reasonably estimate an asset retirement obligation due to an undeterminable settlement date and will disclose the carrying value of AROs by asset type. The Company respectfully advises the Staff that the number of structures can be approximated from the information included in Part I Items 1 and 2 of the Company’s 2007 10-K, but we acknowledge that more transparent disclosure of this information would be helpful to users of the financial statements.

Note A – Summary of Significant Accounting Policies, Revenue Recognition, page 50

3.	Please revise future filings to disclose when title, ownership and risk of loss pass to customers. If other than upon shipment or delivery, pursuant to the applicable shipping terms, please address the basis for your policy.

Response: In response to the Staff’s comment, in future annual filings, the Company will expand its revenue recognition accounting policy to disclose when title, ownership and risk of loss pass to customers, including the basis for the Company’s policy if other than upon shipment or delivery.

John Cash

April 29, 2008

Note F – Acquisitions and Divestitures, page 58

4.	Please explain to us and revise future filings to clarify why the Packaging and Consumer segment is not reflected as discontinued operations based on the guidance in paragraphs 41-43 of SFAS 144.

Response: The Company respectfully directs the Staff’s attention to Note F on page 58 of the portions of the Company’s 2007 Annual Report to Shareholders attached as Exhibit 13 to the 2007 10-K. The following sentences are included in the first paragraph under the “2007 Divestitures” subheading on page 58:

“In conjunction with the sale agreement, Alcoa entered into a metal supply agreement with Rank. The results of operations of the Packaging and Consumer businesses will continue to be reflected in the Packaging and Consumer segment until their eventual disposition, unless facts and circumstances change.”

The metal supply agreement constitutes significant continuing involvement as defined in SFAS 144 and further interpreted by EITF No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.”

In response to the Staff’s comment, the Company will disclose the following statement in future filings:

“This metal supply agreement constitutes continuing involvement in the sold businesses by Alcoa, and, therefore, the results of operations of the packaging and consumer businesses were not classified as discontinued operations.”

The Company wishes to advise the Staff that the Company specifically addressed this comment in Note F to the Consolidated Financial Statements on page 11 of the Company’s Form 10-Q for the quarterly period ended March 31, 2008, which was filed on April 24, 2008.

John Cash

April 29, 2008

Note Y – Subsequent Events, page 77

5.	We note your subsequent acquisition of an 8.5% interest in SPPL. Please revise future filings to clarify your basis for using the equity method to account for this investment and to clarify how SPPL will account for its investment in RTP.

Response: The Company respectfully advises the Staff that management did not feel a detailed description of the SPPL acquisition was necessary given the fact that this transaction occurred subsequent (February 2008) to the period being reported on in the Company’s 2007 10-K. As a result, Company management deemed a summary of the transaction to be more appropriate with the full intention of providing detailed disclosure surrounding the SPPL acquisition, including the basis for using the equity method to account for this investment and SPPL’s accounting for its investment in RTP, within its Form 10-Q for the quarterly period ended March 31, 2008. In response to the Staff’s comment, in future filings, the Company will clarify the basis for using the equity method to account for this investment and to clarify how SPPL will account for its investment in RTP. The Company wishes to advise the Staff that the Company specifically addressed this comment in Note H to the Consolidated Financial Statements on pages 12 and 13 of the Company’s Form 10-Q for the quarterly period ended March 31, 2008, which was filed on April 24, 2008.

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The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at (212) 836-2689 or Tony Thene at (412) 553-4521.

John Cash

April 29, 2008

Very truly yours,

/s/ Charles D. McLane, Jr.
Charles D. McLane, Jr.
Executive Vice President and
Chief Financial Officer